Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

December 20, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Park Ha Biological Technology Co., Ltd.

Registration Statement on Form F-1, as amended (File No. 333-281783)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Park Ha Biological Technology Co., Ltd. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on December 20, 2024, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Park Ha Biological Technology Co., Ltd.

By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer and Director